Silgan Holdings Inc.
4 Landmark Square
Suite 400
 Stamford, CT  06901

September 28, 2018

VIA EDGAR
Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:         Silgan Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 0-22117
Dear Ms. Blye:
On behalf of Silgan Holdings Inc. (the "Company"), set forth below is the Company's response to the comment contained in your letter, dated September 18, 2018, to Anthony J. Allott, President and Chief Executive Officer of the Company, regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the "Form 10-K"), filed on March 1, 2018.  For ease of reference, we have repeated the comment contained in your letter in bold italicized text preceding our response.
General

1.
You indicate on page 10 of the 10-K that your customer Nestlè accounted for approximately 11% of your consolidated net sales in 2017. The Nestlé website indicates that a Nestlé subsidiary headquartered in Cairo, Egypt covers Sudan, and we are aware of a news report indicating that this subsidiary exports products to Sudan. Additionally, Nestlé's 2017 Annual Report indicates that Nestlè imports products into Syria. In a letter to the staff dated December 12, 2014, you discussed your subsidiaries' sale of metal closures and containers to customers in Syria. Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Mr. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 28, 2018

Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, and any such contacts with Syria since your 2014 letter, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
Response:
The Company has reviewed its records and, based on such review, the Company hereby confirms that it has not identified any past, current or anticipated contacts with Sudan, or any such contacts with Syria since 2011 as described in the Company's letter to the staff dated December 12, 2014, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements.  As described in the Company's letter to the staff dated December 12, 2014, non-U.S. subsidiaries of the Company engaged in limited permissible business activity in Syria in 2011 consisting of only immaterial sales of $661,333 by such subsidiaries of packaging products that were not exported from the United States and were not U.S. origin goods.
For the last three fiscal years and the interim period since the end of the fiscal year ended December 31, 2017 (the "Current Period"), neither the Company nor any of its subsidiaries has had any revenues, assets or liabilities associated with Sudan or Syria.
In addition, the Company advises the staff that, although the customer identified by the staff in its comment has operations in Egypt that may cover Sudan as noted by the staff, the Company abides by the legal prohibitions on doing business in Sudan.
The Company understands that investors have expressed a desire to divest from, or to take similar initiatives with respect to, companies that have operations associated with U.S.-designated state sponsors of terrorism.  Given that the Company has no contacts with Sudan and Syria and has had no sales associated with Sudan or Syria (except with respect to Syria to the limited extent mentioned above), the Company does not believe that these initiatives have had or will have any impact on the Company.

Mr. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 28, 2018

If you have any questions regarding this letter, please feel free to contact me at (203) 975-7110.
Very truly yours,
SILGAN HOLDINGS INC.
/s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President, General Counsel
  and Secretary